EXHIBIT 99.1

Magal Wins Two Contracts for $2.5 Million to Secure Prisons in Latin America

Press Release: Magal Security Systems Ltd

YEHUD, Israel, April 18, 2012 /PRNewswire/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS) today announced that it has won two contracts totaling $2.5 million to supply and install multi-layer Perimeter Intrusion Detection Systems (PIDS) in two new high security prisons in Latin America.

The multi layered solutions mostly include Magal's core products: fence mounted cable sensors, volumetric covert buried cable detection systems, microwaves systems, smart grids protecting water canals and several third party IR detectors. The contracts also include integration through Magal's proprietary control system and into a third party software system.

"With these orders we have already won contracts to protect four prisons in Latin America in 2012, representing strong performance and growing traction in this market," commented Mr. Eitan Livneh, President and CEO of Magal S3.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
E-mail: magal@ccgisrael.com